328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
March 16, 2009
For Immediate Release
NR#09-11

MAG SILVER REPORTS 2008 ANNUAL FINANCIAL RESULTS

Vancouver, B.C.  MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG”) announces the Company’s audited financial results for the year ended December 31, 2008.  For complete details of the Annual Financial Statements for the year ended December 31, 2008 and related Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (http://idea.sec.gov).

HIGHLIGHTS FOR 2008

•
At December 31, 2008, the Company's cash position was $52.26 million.  The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  The Company has no debt.

•
In December 2008, the Company approved a 2009 exploration budget for approximately $17.0 million.  Of this amount, $2.5 million (approx. US$1.98 million) is allotted for the Company’s 44% share of work on the Juanicipio project where a 25,000 metre drilling program is scheduled in 2009.  The balance of approximately $14.5 million is earmarked for ten MAG properties in Mexico, including 30,000 metres of diamond drilling planned on five of the Company’s wholly-owned projects.

•	The Company’s net loss for the year ended December 31, 2008 was $5.87 million or $0.12 per share as compared to $8.15 million or $0.19 per share for the year ended December 31, 2007.

•
For the year ended December 31, 2008, the Company incurred $1,926,488 (2007: $931,891) in property acquisition costs and $13,336,644 (2007 - $5,987,128) in exploration expenditures on 100% held properties.  The Company also incurred 2008 exploration expenditures of $2,522,844 (2007:$3,620,630) for its 44% interest in the Juanicipio property.

•
An updated National Instrument 43-101 compliant resource estimate was completed in March 2009 by Scott Wilson Roscoe Postle Associates Inc. (see Press Release dated March 4, 2009) with respect to the Juanicipio property.  The updated resource estimate confirms Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) reports 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.  The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc.  The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.  A National Instrument 43-101 technical report documenting the mineral resource estimate is planned for filing on SEDAR before April 10, 2009.

•
On December 1, 2008, the Company was advised of the intention of Fresbal Investments Ltd., a subsidiary of its joint venture partner, Fresnillo plc, to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.83% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009 the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to MAG or the valuator.  Fresnillo has asked the Ontario Securities Commission to review this decision.  A determination by the Ontario Securities Commission is still pending.

SELECTED ANNUAL INFORMATION AND FINANCIAL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.

	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006
Revenues(1)	$1,964,680	$915,604	$208,593
Net Loss(2)	($5,872,889)	($8,149,258)	($3,866,567)
Net Loss per Share	($0.12)	($0.19)	($0.10)
Total Assets	$95,147,510(3)	$85,061,932(3)	$18,930,558(3)
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil
Notes:
(1)
The Company’s only source of revenue during the years ending December 31, 2006 to 2008 was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced.

(2)
Excluding the stock compensation expense which totalled $2,539,011 in 2008, $5,256,566 in 2007 and $2,341,159 in 2006, the Company’s net loss has been increasing during the years ending December 31, 2006 to 2008 due to several factors.   When one removes the effect of stock compensation expense from the recorded annual net loss, the amounts become $3,333,878; $2,892,692 and $1,525,408 for 2008, 2007 and 2006 respectively.

(3)
Total assets have been increasing year-on-year primarily as a result of the Company’s cash balance, interest revenue and continued investment in mineral properties.  At the end of 2008, the Company held $52,262,561 in cash and cash equivalents compared to $60,147,307 at December 31, 2007 and $3,506,930 at December 31, 2006.

The Company reports a net loss of $5,872,889 ($0.12 per share) for the year ended December 31, 2008 compared to a net loss of $8,149,258 ($0.19 per share) for the year ended December 31, 2007.  The loss for the year ended December 31, 2008 includes $2.54 million as a non-cash charge for Stock Based Compensation (compared with $5.26 million in 2007) and the write off of mineral property acquisition costs in the amount of $1.22 million (compared with $763,434 in 2007).  General overhead and administration costs for the period amounted to $4.08 million (compared with $3.04 million for 2007). The increase is due in part to the administrative costs associated with a higher level of exploration activity for the Company in 2008, legal fees associated with the strategic alternatives review process, higher audit costs associated with regulatory compliance in the United States and Canada, and higher management and consulting fees.  Interest earned on cash deposits increased to $1.96 million in 2008 from $915,604 in 2007 due to larger cash deposits being on hand for the entire year.

The Company has sufficient working capital to meet its foreseeable needs over the coming year and has no debt. The company currently has a $17 million exploration and development budget for its portfolio of projects for the current year. This program is on track and on budget. The budget includes continued exploration at its most advanced project, the Juanicipio Joint Venture, and further drilling at its wholly-owned projects.

Accounts receivable at December 31, 2008 totalled $2.34 million, being comprised mainly of $44,633 and $2.19 million in value added taxes repayable to the Company in Canada and in Mexico respectively.  Accounts payable of $1.5 million were due primarily for drilling and related exploration work conducted on the Company’s Cinco de Mayo, Lagartos SE, and several other properties ($684,000) all located in Mexico and for legal and accounting work ($706,000).  The Company spent $13.34 million on the exploration of its projects outside of the Juanicipio Joint Venture during the year as compared to $5,987,128 in 2007.  Property acquisition costs in 2008 totalled $1.93 million versus $931,891 in 2007.

During the year the Company raised $12.85 million of equity investment by the issuance of 2,201,370 shares on the exercise of common share purchase warrants and options.  Subsequent to year end a further 55,000 options were exercised for cash proceeds of $153,800.  The Company had no purchase warrants outstanding at year end and has none outstanding at present.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its joint venture partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person

The updated mineral resources for the Juanicipio Joint Venture disclosed in the discussion above have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this news release as it pertains to the March 2009 mineral resource estimate by Scott Wilson Roscoe Postle Associates Inc.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR before April 10, 2009.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html